Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Formation
Cherry Hill Operating Partnership, LP	Delaware
Cherry Hill QRS I, LLC	Delaware
Cherry Hill QRS II, LLC	Delaware
Cherry Hill QRS III, LLC	Delaware
Cherry Hill Solutions, Inc.	Delaware
Aurora Financial Group Inc.	New Jersey
CHMI Insurance Company, LLC	Michigan